FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2009
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 20, 2009 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 20, 2009

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors raises Rs. 4200 crores through innovative debenture issuance

Tata Motors today raised Rs. 4200 crores ($ 840 million) through issue of Secured Non-Convertible Rupee Debentures. The issue opened for bids today at 10 am and closed at 5 pm. The funds raised will be used for part repayment of the $ 3 billion bridge facility taken for acquiring Jaguar Land Rover. Tata Motors had earlier prepaid $ 1 . 11 billion.

This debenture issue, which is among the largest by an Indian corporate, is first of its kind for the Indian capital markets. The debentures, issued in four tranches with maturities ranging from 23 to 83 months, carry a coupon of 2% and will be redeemed at varying premia on maturity. All the tranches are guaranteed by the State Bank of India (SBI).

Mr. C. Ramakrishnan, Chief Financial Officer of Tata Motors, said, "The issue was quite a success and well oversubscribed. The issue structure effectively met the company's requirement of tenors, cost and servicing. We thank the investors, guaranteeing banks and our advisors for their support and confidence in the company."

The issue attracted interest from a wide base of institutional investors comprising mutual funds, banks, insurance companies and financial institutions. A book building process was followed for price discovery and the maturity yields were fixed at 6 . 75% p.a. for the 23 month tranche, 8 . 40% p.a. for the 47 month tranche, 8 . 45% p.a. for the 59 month tranche and 10% p.a. for the 83 month tranche. Citigroup and Tata Capital were Lead Arrangers for the debenture issue and SBI Capital Markets was the Joint Lead Arranger.

While SBI issued the master guarantee of Rs. 4900 crores in favour of the debenture trustee, 10 other Indian banks participated in the facility through counter guarantees provided to SBI. SBI Capital Markets was the Lead Arranger for the guarantee syndication and Citigroup along with Tata Capital were the Joint Lead Arrangers.

The debentures have been rated LAAA(so) by ICRA and AAA(so) by CRISIL.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand and Spain. Among them is Jaguar Land Rover, a business comprising the two iconic British brands. It also has a strategic alliance with Fiat. With over 4 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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